Elan Corporation, plc

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland T (+353 1) 709 4000

If replying by fax, reply to (+353 1) 709 4700

Ms Sasha Parikh
Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington
DC 20549-6010
USA	17 October 2006

Re:	Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 1-13896

Dear Ms Parikh

As discussed in our telephone conversation on Friday, October 13th, in relation to our letter to Mr Rosenberg dated August 24th, 2006, I confirm that we will amend the wording of our accounting policy for revenue recognition in our next Form 20-F filing as follows (blacklined to the text on page 99 of our Form 20-F for the year ended December 31, 2005):

“If we determine the substantive milestone method is not appropriate, then we apply the ~~percentage-of-completion~~  proportional performance method to the relevant contract.”

We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our 2005 Annual Report on Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s group controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely

/s/ Shane Cooke
Shane Cooke
Executive Vice President and
Chief Financial Officer